[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)]

 Direct Dial
 (312) 407-0986



                                    April 8, 1998



 VIA EDGAR AND FACSIMILE
 Teresa Regan
 Division of Corporate Finance
 Securities and Exchange Commission
 Mail Stop 4-5
 450 Fifth Street, N.W.
 Washington, D.C. 20549


                Re: Withdrawal of Registration Statement on Form 10 (File No. 1-13879)

 Dear Ms. Regan:

           On behalf of Octel Corp. (the "Company"), we hereby request the withdrawal of the Registration Statement (File No. 1-13879) and all amendments thereto (the "Registration Statement") filed pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, on February 13, 1998.

           The foregoing request arises as the Company's parent, Great Lakes Chemical Corporation, will be unable to affect the distribution of common shares of the Company on or prior to April 13, 1998.

           Please contact either Steven Simon (312) 407-0986 or Kathleen Cronin (312) 407-0641 with any questions.

           Best regards.

                               Very truly yours,
                               /s/ Steven G. Simon
                               Steven G. Simon

 cc:  John Lacci
           Great Lakes Chemical Corporation

      Samuel Haubold
           Kirkland & Ellis